Exhibit 99.1

AMENDMENT

TO THE

AGREEMENT OF MERGER AND PLAN OF REORGANIZATION

This Amendment, dated January 30, 2025 (this “Amendment”) to the Agreement of Merger and Plan of Reorganization dated November 4, 2024 (the “Agreement”) between Kadimastem Ltd., an Israeli publicly traded company limited by shares (“Kadimastem”), NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland and includes any successor company thereto (the “NLS”), and NLS Pharmaceuticals (Israel) Ltd., an Israeli company (and together with Kadimastem and NLS, the “Parties”).

WHEREAS, the Parties are parties to the Agreement, and

WHEREAS, the Parties desire to amend the Agreement to clarify their intentions with respect to the terms of the terms thereof.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	Section 5 is amended to add the following subsection 5.19 immediately at the end of such Section:

The Parties agree that if any holder of Shares as of immediately prior to the Effective Time is entitled to receive Merger Consideration that would result in such holder owning Parent Common Stock in excess of the Beneficial Ownership Limitation (such excess amount of shares, the “Excess Beneficial Ownership Shares”), the Merger Consideration received by such holder shall be as provided for in Article II hereof except that any Merger Consideration in excess of the Beneficial Ownership Limitation shall be issued by Parent as pre-funded warrants exercisable for a number of shares of Parent Common Stock equal to such Excess Beneficial Ownership Shares and exercisable at an exercise price equal to par value of Parent Common Stock as of the Effective Time, which, in any event, shall be no less than CHF 0.0001 per share. The Parties maintain the rights and ability to enter into any agreements and make any necessary changes to perform the terms of this Section 5.19.

2.	Section 8.10 is amended to include the following definitions of defined term:

“Beneficial Ownership Limitation” shall mean 9.99% of the number of the Parent Common Stock outstanding immediately after giving effect to the issuance of the Merger Consideration.

3.	Further, notwithstanding Section 7.1.1 of the Agreement, the Termination Date shall be extended from January 31, 2025, to April 30, 2025.

4.	Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms as set forth in the Agreement.

5.	This Amendment shall be effective as of the day and year first written above. Except as amended hereby, and as so amended, the Agreement shall remain in full force and effect and shall be otherwise unaffected hereby, this Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Agreement or any ancillary document, or any other right, remedy, power or privilege of any party, except as expressly set forth herein.

6.	The Agreement, as amended by this Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the Parties with respect to the subject matter of the Agreement, and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to its subject matter.

7.	This Amendment may be executed in separate counterparts, each of such counterparts shall for all purposes be deemed to be an original and all such counterparts shall together constitute but one and the same instrument.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

PARENT
NLS PHARMACEUTICS LTD.

By	/s/ Alexander C. Zwyer
	Name:	Alexander C. Zwyer
	Title:	Chief Executive Officer

By	/s/ Ronald Hafner
	Name:	Ronald Hafner
	Title:	Chairman of the Board

MERGER SUB
NLS PHARMACEUTICS (Israel) LTD.

By	/s/ Kobi Maimon
	Name:	Kobi Maimon
	Title:	Director

COMPANY
Kadimastem Ltd.

By	/s/ Ronen Twito
	Name:	Ronen Twito
	Title:	CEO & Chairman